XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Xtra Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra Gold Resources Corp. (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ L J Soldinger Associates, LLC

We have served as the Company's auditor since 2025.

Deer Park, IL

PCAOB ID: 318

March 31, 2026

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	December 31, 2025	December 31, 2024

ASSETS
Current
Cash and cash equivalents	$10,502,379	$8,176,313
Investment in trading securities	4,345,696	3,221,598
Prepaids (Note 3)	216,652	186,994
Inventory	1,817,594	1,160,986
Total current assets	16,882,321	12,745,891

Restricted cash (Note 2, 7)	296,322	296,322
Equipment, net (Note 4)	562,426	447,416
Mineral properties (Note 5)	734,422	734,422

TOTAL ASSETS	$18,475,491	$14,224,051

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities (Note 6)	$872,280	$1,805,618
Due to related parties (Note 9)	134,904	90,602
Warrant liability (Note 8)	335,926	-
Derivative liability (Note 8)	95,385	-
Asset retirement obligation (Note 7)	101,827	94,885
Total current liabilities	1,540,322	1,991,105

Total liabilities	1,540,322	1,991,105

Commitment and contingencies (Note 12)

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,682,117 common shares (December 31, 2024 - 45,994,517 common shares)	46,682	45,995
Additional paid in capital	32,461,400	31,667,831
Shares in treasury	(91,236)	(17,239)
Accumulated deficit	(16,152,481)	(19,835,914)
Total Xtra-Gold Resources Corp. stockholders' equity	16,264,365	11,860,673
Non-controlling interest	670,804	372,273
Total equity	16,935,169	12,232,946

TOTAL LIABILITIES AND EQUITY	$18,475,491	$14,224,051

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

OPERATING EXPENSES
Depreciation	$132,731	$136,638	$165,898
Exploration	1,395,157	876,828	815,980
General and administrative	811,064	653,238	442,552

EXPENSES BEFORE OTHER INCOME (EXPENSES)	(2,338,952)	(1,666,704)	(1,424,430)

OTHER INCOME (EXPENSES)
Recovery of gold, net (Note 9)	4,182,841	4,166,130	3,527,354
Foreign exchange loss	677,159	(352,509)	(203,212)
Net gain (loss) on trading securities	1,427,059	159,967	(58,197)
Interest earned and dividends	371,511	418,263	371,525
Change in valuation of warrant and derivative liabilities (Note 8)	(151,916)	-	-
Impairment loss on trading securities	-	-	(1,336,501)

OTHER INCOME, NET	6,506,654	4,391,851	2,300,969

Income before tax	4,167,702	2,725,147	876,539
Income tax expense	(185,738)	(800,000)	(861,815)
Net income	3,981,964	1,925,147	14,724
Net income attributable to non-controlling interest	(298,531)	(249,735)	(180,652)

Net income (loss) attributable to Xtra-Gold Resources Corp.	$3,683,433	$1,675,412	$(165,928)

Basic income attributable to common shareholders per common share	$0.08	$0.04	$(0.00)
Diluted income attributable to common shareholders per common share	$0.08	$0.03	$(0.00)

Basic weighted average number of common shares outstanding	46,008,472	46,065,555	46,361,078

Diluted weighted average number of common shares outstanding	48,577,127	48,989,055	46,361,078

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2022	46,446,917	$46,447	$31,838,291	$(6,892)	$(21,345,398)	$(58,114)	$10,474,334
Stock-based compensation	-	-	23,750	-	-	-	23,750
Repurchase of shares	(245,700)	(246)	(150,335)	(20,744)	-	-	(171,325)
Shares in treasury	-	-	(6,892)	6,892	-	-	-
Net loss	-	-	-	-	(165,928)	180,652	14,724
Balance, December 31, 2023	46,201,217	46,201	31,704,814	(20,744)	(21,511,326)	122,538	10,341,483
Stock-based compensation	-	-	139,138	-	-	-	139,138
Repurchase of shares	(206,700)	(206)	(176,121)	20,744	-	-	(155,583)
Shares in treasury	-	-	-	(17,239)	-	-	(17,239)
Net income	-	-	-	-	1,675,412	249,735	1,925,147
Balance, December 31, 2024	45,994,517	45,995	31,667,831	(17,239)	(19,835,914)	372,273	12,232,946
Private placement	1,018,000	1,018	1,343,897	-	-	-	1,343,897
Repurchase of shares	(330,400)	(331)	(550,328)	17,239	-	-	(533,420)
Shares in treasury	-	-	-	(91,236)	-	-	(91,236)
Net income	-	-	-	-	3,683,433	298,531	3,981,964
Balance, December 31, 2025	46,682,117	$46,682	$32,461,400	$(91,236)	$(16,152,481)	$670,804	$16,935,169

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,981,964	$1,925,147	$14,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	132,731	136,638	165,898
Stock-based compensation	7,151	139,138	23,750
Derivative expense	151,916	-	-
Unrealized foreign exchange loss (gain)	(150,258)	194,100	121,720
Net gain (loss) on sales of trading securities	(1,427,059)	(159,967)	58,197
Impairment loss on trading securities	-	-	1,336,501
Changes in operating assets and liabilities:
(Increase) decrease in prepaids	(8,204)	(84,809)	2,606
Decrease (increase) in inventory	(656,608)	(343,389)	(21,658)
Change in asset retirement obligation	6,942	9,257	(13,886)
Increase in accounts payable and accrued liabilities	(933,338)	524,558	155,868
Increase (decrease) in due to related parties	44,302	(61,813)	(29,558)

Net cash provided by operating activities	1,149,539	2,278,860	1,814,162

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trading securities	(3,991,529)	(3,320,981)	(2,036,995)
Proceeds on sale of trading securities	4,444,748	2,277,652	1,805,342
Acquisition of equipment	(247,741)	(40,857)	(37,722)
Net cash used in investing activities	205,478	(1,084,186)	(269,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	1,595,705	-	-
Repurchase of capital stock	(624,656)	(172,823)	(171,325)
Net cash used in financing activities	971,049	(172,823)	(171,325)

Change in cash and cash equivalents and restricted cash during the year	2,326,066	1,021,851	1,373,462

Cash and cash equivalents and restricted cash, beginning of the year	8,472,635	7,450,784	6,077,322

Cash and cash equivalents and restricted cash, end of the year	$10,798,701	$8,472,635	$7,450,784

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$8,176,313	$7,154,462	$5,781,000
Restricted cash at beginning of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$8,472,635	$7,450,784	$6,077,322

Cash and cash equivalents at end of year	$10,502,379	$8,176,313	$7,154,462
Restricted cash at end of year	296,322	296,322	296,322
Cash and cash equivalents and restricted cash at end of year	$10,798,701	$8,472,635	$7,450,784

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. The Company has also engaged in recovery of gold through alluvial operations on its claims.  On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP").

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration and its 90% owned subsidiary, XG Mining. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2025 and 2024, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Prepaids

Prepaid amounts are recognized in an earlier period than they are expensed.  These amounts are expensed in the period to which they relate.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold recovered from alluvial operations.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.  Recovery of gold, net of expenses, is not related to exploration and is not the core business of the Company, so proceeds from gold recovery are recognized as other income.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining.  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being depreciated over its estimated useful lives, which recognizes operating conditions in Ghana, using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.  The mineral properties do not fall under the guidance of ASC 842.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

No impairment charge was deemed necessary for mineral properties in 2025 or 2024.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company accounts for freestanding warrants within stockholder's equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders' equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

Income (Loss) per share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260 - 10 "Earnings per Share", which establishes the requirements for presenting EPS. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There was a small potential dilution in 2025 and 2024 and no potentially dilutive shares of common stock outstanding for the year ended December 31, 2023 respectively.

Earnings per share calculations are as follows:

	2025	2024	2023
Net income (loss) attributable to Xtra-Gold Resources Corp.	$3,683,433	$1,675,412	$(165,928)

Basic weighted average number of common shares outstanding	46,008,472	46,065,555	46,361,078
Diluted weighted average number of common shares outstanding	48,577,127	48,989,055	46,361,078

Earnings per share:
Basic income attributable to common shareholders per common share	$0.08	$0.04	$(0.00)
Diluted income attributable to common shareholders per common share	$0.08	$0.03	$(0.00)

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The carrying amounts of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a non-recurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025
  Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.
  Level 3 - Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our investment in debt instruments, at their fair value, by significant investment categories as of December 31, 2025 and 2024:

Level 1 - Cash equivalents	December 31, 2025	December 31, 2024

Money market funds	$9,959,289	$6,750,465
	$9,959,289	$6,750,465

Cash, cash equivalents, and investments

	December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$10,502,379	$10,502,379	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	4,345,696	4,345,696	-	-
Total	$15,144,397	$15,144,397	$-	$-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025
	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	3,221,598	3,221,598	-	-
Total	$11,694,233	$11,694,233	$-	$-

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Investment in Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3.

The Company valued all Level 2 and Level 3 investments at $Nil as of December 31, 2025, 2024 and 2023.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company held $9,959,289 and $6,750,465 as of December 31, 2025 and 2024, respectively, in low-risk cash and money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana. The Company sells its raw gold to one smelter.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

3. PREPAIDS

Prepaids consist of the following amounts:

	December 31, 2025	December 31, 2024
Prepaid insurance	$43,865	$24,657
Prepaid permit fees	-	71,286
Prepaid marketing	103,534	-
Legal advances	68,715	73,455
Other	538	17,596
	$216,652	$186,994

4. EQUIPMENT

	December 31, 2025
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,447,435	$2,062,587	$384,848
Vehicles	924,068	746,490	177,578
	$3,371,503	$2,809,077	$562,426

The company expensed $132,731 for depreciation in 2025.

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,282,277	$1,987,020	$295,257
Vehicles	841,485	689,326	152,159
	$3,123,762	$2,676,346	$447,416

The company expensed $136,638 for depreciation in 2024.

The company expensed $165,898 for depreciation in 2023.

5. MINERAL PROPERTIES

The Kibi, Kwabeng and Pameng Projects were purchased as a group in 2004, and the purchase price was not allocated between the properties and camp facilities.  As historical option payments received for the right to purchase projects from the Company in previous years have expired unexercised there are no third-party claims against the Projects.  The Mineral Properties have a value of $734,422 as at December 31, 2025 and 2024.  There was no impairment in the carrying value of the properties in the years ended December 31, 2025 and 2024.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  The original Kwabeng and Pameng mining leases had an expired date of July 26, 2019, while the Apapam (the "Kibi") lease had an expiry date of December 17, 2015.  Under the mineral laws, the Company has the right to apply for extensions of mining leases for up to a maximum of 30 years.  The Company has applied for extensions on all three of its leases noted above for a further 15 years.  The Kwabeng and Pameng extensions were filed on December 13, 2018, and the Kibi lease extension on June 17, 2015.  To date, the Company has not received the extension documents from the government. Under mineral law, the old leases remain fully in force until the government issues the new lease documents. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

All gold production will be subject to a 5% production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective leased areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases (note: all leases were in production well before the 2 year deadline); and

iv) pay a production royalty of 5% of gold sales to the Government of Ghana.

No project acquisition costs were recorded for the acquisition of Banso and Muoso Projects. In June 2023 the Company applied for an extension of the Muoso Project. The Banso Lease expired on Jan. 5th 2025, and extension was submitted on May 31st, 2024.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(ii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables and accrued liabilities are comprised as follows:

	December 31, 2025	December 31, 2024
Trade payables	$6,266	$12,507
Accrued royalties and taxes	800,000	1,753,580
Accrued other liabilities	66,014	39,531
	$872,280	$1,805,618

7. ASSET RETIREMENT OBLIGATION

	December 31, 2025	December 31, 2024

Balance, beginning of year	$94,855	$85,628
Change in obligation	9,257	9,257
Accretion expense	-	-
Balance, end of year	$101,827	$94,885

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $101,827 and $94,885 at December 31, 2025 and 2024, respectively.  During 2025 and 2024, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of $296,322 which has been recorded in restricted cash.

8. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

During 2025, the Company completed a private placement of 1,018,000 units for gross proceeds of $1,748,909 (CAD$2,452,200). Each unit comprised one common share and one-half of a common share purchase warrant. The Company issued 504,000 purchase warrants at $2.00 (CAD $2.80) per share and 5,000 purchase warrants at $2.09 (CAD$2.93) per share. Each full purchase warrant can be converted to a common share at the strike price for two years. The Company paid commissions $101,854 (CAD$142,812) and costs of $51,350 (CAD$72,000) related to the placement, and issued 59,280 Finder's warrants, exercisable at $1.78 (CAD$2.50) for a period of two years.  Net proceeds were allocated as $1,595,705.

The Company did not issue shares during the year ended December 31, 2024.

Repurchase and cancellation of shares

During the year ended December 31, 2025, a total of 317,100 common shares were re-purchased for $533,420 and were cancelled. A further total of 13,300 common shares that were re-purchased in 2024 for $17,739 were cancelled in 2025.  A total of 36,600 common shares were re-purchased in 2025 for $91,236 and held in treasury.  These 36,600 shares were cancelled in January 2025.

During the year ended December 31, 2024, a total of 178,200 common shares were re-purchased for $155,584 and cancelled.  A further total of 28,500 common shares were re-purchased in 2023 for $20,744 and were cancelled in 2024. A total of 11,300 common shares were re-purchased for $17,739 and held in treasury.  These 11,300 shares were cancelled in January 2025.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 20 years.

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on May 5, 2023 which was approved by the Company's shareholders at the annual and special meeting held on June 29, 2023.

At December 31, 2025, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

150,000	CDN$2.59	October 11, 2026
382,000	CDN$0.15	December 31, 2032
54,000	CDN$0.60	June 1, 2040
250,000	CDN$0.20	October 8, 2035
360,000	CDN$1.23	October 23, 2040
400,000	CDN$0.40	May 5, 2036
690,000	CDN$0.30	July 1, 2037
450,000	CDN$0.81	December 14, 2042
62,500	CDN$0.92	April 27, 2043
275,000	CDN$1.30	May 13, 2044

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,923,500	CAD $ 0.41	2,648,500	CAD $ 0.39
Granted	150,000	CAD $ 2.59	275,000	CAD$ 1.30
Exercised	-	-	-	-
Cancelled/Expired	-	-	-	-
Outstanding, end of year	3,073,500	CAD $ 0.69	2,923,500	CAD $ 0.41

Exercisable, end of year	3,073,500	CAD $ 0.69	2,923,500	CAD $ 0.41

The aggregate intrinsic value for options vested and for total options as of December 31, 2025 and 2024 respectively, is approximately $6,174,034 and $2,658,827.  The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2025 and 2024 respectively, is 12.1 years and 8.9 years.

The fair value of stock options granted, vested, and modified during the years ended December 31, 2025, 2024 and 2023 respectively, was $7,151, $139,138, and $23,750 which has been included in general and administrative expense.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

The following assumptions were used for the Black-Scholes valuation of stock options granted or amended during the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023

Risk-free interest rate	3.63%	4.52%	3.00%
Expected life	1.1 years	5.0 years	5.0 years
Annualized volatility	32%	57%	64%
Dividend rate	-	-	-

On September 11, 2025, the Company issued 150,000 stock options at a strike price of $1.83 (CAD$2.59) and term of 13 months, and recognized a prepaid of $28,605, which is amortized over the life of the contract (2025 - $7,151). Management has determined that this option grant contains features requiring a derivative liability treatment and must be marked-to-market each period. As a result, in 2025, the Company recognized a change in the fair market value of the option derivative liability of $66,780 related to this option grant.

On May 13, 2024 the Company granted 275,000 options to insiders and others at $0.95 (CAD$1.30) and recognized an expense of $139,138 as the options vested immediately.

On April 27, 2023 the Company granted 62,500 options to insiders at $0.68 (CAD$0.92) and recognized an expense of $23,750 as the options vested immediately.

Warrants

On October 21, 2025, the Company issued 568,280 warrants related to a private placement. At December 31, 2024, there were no warrants outstanding.

Number of Options	Exercise Price	Expiry Date

504,000	CDN$2.80	October 21, 2027
5,000	CDN$2.93	October 21, 2027
59,280	CDN$2.50	October 21, 2027

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability.  The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar.  As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The warrant value at issuance was determined to be $250,790 based upon a Black-Scholes Options Pricing Model calculation.  The fair value of the warrants has been initially estimated at October 21, 2025 using the Black-Scholes Options Pricing Model, using a volatility of 33%, risk free interest rate of 2.4%, expected life of one year, and a dividend yield of Nil.  The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations.  At December 31, 2025, the fair value of the warrant liability was $335,926 (December 31, 2024 - $Nil) and the fair value adjustment was recognized in the consolidated statement of operations.

9. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025, 2024 and 2023, the Company entered into the following transactions with related parties:

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025
	December 31, 2025	December 31, 2024	December 31, 2023

Consulting fees paid or accrued to officers or their companies	$1,355,222	$1,082,804	$1,035,063
Directors' fees	2,146	2,191	2,223

Stock option grants to officers and directors	-	$88,543	$23,750
Stock option grant price range	-	CAD$1.30	CAD$0.81

Of the total consulting fees noted above, $1,074,210, $797,186, and $720,442 for the years ended December 31, 2025, 2024, and 2023 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $537,105, $398,593 and $360,221, of this amount for the years ended December 31, 2025, 2024, and 2023, respectively.  As at December 31, 2025 and 2024 respectively, a balance of $134,904 and a prepaid balance of $90,602 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2025, the Company did not grant options to insiders. During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2025	December 31, 2024	December 31, 2023

Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$1,139,317	$276,432	$650,540

Non-cash transactions:
Non-cash prepayment of expenses	$28,605	$-	$-

During the years ended December 31, 2025, 2024 and 2023 respectively, the Company paid $1,139,317, $276,432, and $650,540, related to income tax in the current and prior periods and accrued a further $800,000, $800,000, and $700,000, in the years ended December 31, 2025, 2024, and 2023 respectively, for expected income tax payments related to activities in Ghana.

In 2025, the Company made a payment of $600,000 related to 2024 taxes and $539,317 to resolve income taxes for all periods to December 31, 2024. The Company recognized a gain on release of tax accruals through 2024 of $614,262, on the 2025 payment.

Except for stock option grants, and warrants, explained above, there were no other significant non-cash transactions during the years ended December 31, 2025, 2024, or 2023.

11. DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands("BVI").  The Company has no presence/nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States.  The Company is not subject to any corporate income tax in the BVI.  In Ghana, the Company is subject to a 35% income tax rate.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025
	2025	2024	2023
Pre-tax income	$4,167,702	$2,725,145	$876,539

Tax at the BVI rate 0%	-	-	-
Tax in Ghana at 35%	1,109,868	1,176,432	933,918
Other	-	-	12,082
Temporary differences	(309,868)	(376,432)	(84,185)
Income tax	$800,000	$800,000	$861,815

In evaluating the ability to recover the deferred tax assets within the jurisdiction from which they arise, the Company considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company began with historical results adjusted for changes in accounting policies and incorporates assumptions including the amount of future pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimate the Company are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income.

A reconciliation of the Ghana income tax to our effective income tax is as follows:

	2025	2024	2023
Tax in Ghana at 35%	$1,109,868	$953,801	$933,918
Accrual for tax - current year	800,000	800,000	800,000
	309,868	153,801	133,918
Unaccrued tax payments related to previous years	(614,263)	-	(61,815)
Differences, current year	(304,395)	153,801	72,103
Cumulative differences, prior year	489,179	-	(47,452)
Cumulative differences, current year	184,784	153,801	24,651
Valuation allowance	(184,784)	(153,801)	(24,651)
Total deferred income tax asset (liability)	$-	$-	$-

The Company recognizes valuation allowances to reduce deferred tax assets and liabilities to the amount that is more likely than not to be realized. The Company's net deferred income tax asset is not more likely than not to be realized due to the lack of sufficient sources of future taxable income and cumulative losses that have resulted over the years. During the year ended December 31, 2023 the valuation allowance was reduced by $72,103 to $24,651.

12. COMMITMENTS AND CONTINGENCIES

a) Bond deposit

The Company has been required by the Ghanaian government to post an environmental bond of US$296,322 which has been recorded in restricted cash (see Note 9).

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such legal proceedings other than disclosed below that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is a party to two pending lawsuits.  One lawsuit claims additional funds of GHC90,000 (approximately US$9,000) from local government for an annual business operating permit.  Another lawsuit claims that workers were terminated unlawfully.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five invoices totaling $11,714,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023.  The letter alleges a total tax liability of $1,186,701 (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281.  The balance of the Assessment was objected to by our company in letter dated June 13, 2023, (the "Objection Letter").  To date, GRA has not responded to our Objection Letter, and our Company believes it has settled all amounts owing in the Assessment. (see Note 10).

(c) Credit risk

 Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) December 31, 2025

g)  The minerals properties lease status is as follows:

              -Apapam Lease expired on December 17th 2015, and extension was submitted on June 17th 2015;

              -Kwabeng and Pameng Leases expired on July 26th 2019, and extensions were submitted on June 13th 2018;

              -Muoso Lease expired on January 5th 2024, and extension was submitted on June 12th 2023; and

              -Banso Lease expired on Jan. 5th 2025, and extension was submitted on May 31st, 2024.

On all the above extensions the company requested a further 15 year extension to each lease, and the old leases are fully in      force until the new leases are granted by the government.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2023.  These extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

13. SUBSEQUENT EVENTS

From the period subsequent to December 31, 2025 and to the date of filing of these financial statements, the following occurred:

- 36,600 shares which were purchased in December 2025 and held in treasury at December 31, 2025 were cancelled.

- 94,000 shares were purchased under the 2025 buyback program in 2026, of which 72,100 were cancelled and 21,900 remain in treasury, to be cancelled in April 2026.  A further 10,200 shares were purchased under the 2026 buyback program and remain in treasury, to be cancelled in April 2026.

- the Company announced that it would proceed with a share repurchase plan in 2026.  Under the terms of the plan, which commences on March 17, 2026, the Company will be able to repurchase up to 4,000,000 shares.

- The Company issued 60,000 stock options to a related party on January 20, 2026, with a strike price of CAD$3.35.